UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Further to our Notice of the 2016 Annual General Meeting of our Shareholders to be held on Monday, December 5, 2016 at 4:30 PM Israel time, at the offices of Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) at One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Road, Tel Aviv, Israel (the “Meeting”), which we previously published on our website on October 27, 2016 and which we also furnished to the SEC on Form 6-K, as well as submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and made available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, we have published the Proxy Statement in connection with the Meeting, which is being furnished hereby to the SEC. We are also publishing a form of the Voting Instruction Form for holders of our American Depositary Shares (“ADSs”) which will be distributed to holders of our ADSs by BNY Mellon, the Depositary of our ADS program.

This report on Form 6-K, including the Proxy Statement, will also be submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, and will also be made available on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

Information contained on, or that can be accessed through, our website does not constitute a part of this Form 6-K, nor does it form part of the proxy solicitation materials in connection with the Meeting. We have included our website address in this Form 6-K solely as an inactive textual reference. We will post on our website any materials in connection with the Meeting required to be posted on such website under applicable corporate or securities laws and regulations.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Proxy Statement, including Voting Slip for holders of Ordinary Shares
99.2	Voting Instruction Form for holders of American Depositary Shares

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the Registrant under the Securities Act of 1933 on May 20, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: November 2, 2016	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi, Adv.
General Counsel & Company Secretary

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